Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

Aurora Voices with Aurora Board member and Sequoia Capital partner Carl Eschenbach

At the heart of Aurora’s technology and mission are the individuals behind it. In our series, Aurora Voices, we share the unique voices and stories of the people of Aurora, celebrating our backgrounds as well as personal and professional experiences. Today we’re featuring a conversation with Carl Eschenbach, a member of Aurora’s Board of Directors and a partner at Sequoia Capital, which led Aurora’s Series B fundraising round and is also a PIPE investor in Aurora’s recently announced plans to go public via SPAC.

With nearly 30 years of operating experience, Carl is eager to help founders develop operating models, grow and scale revenue, and build winning go-to-market strategies. His background is across all types of infrastructure technologies, both on-premises and in the public cloud. Prior to Sequoia Capital, he served as the President and Chief Operating Officer of VMware, where he helped the company scale from 200 to 20,000 people, and was the VP, North America Sales at Inktomi Corporation.

Here’s more about why Carl and the Sequoia team believe in Aurora, where he’d go in a self-driving car, and more.

What excites you and your firm, Sequoia Capital, about self-driving technology? And what initially attracted you to Aurora?

We’ve always believed today’s automotive industry was poised for a radical transformation on a massive scale. It’s not a question of if it’s going to happen, but when. Self-driving technology has the potential to disrupt the entire automotive industry, bring a new level of safety to our roads, and improve the lives of people by giving them back something valuable— time.

To start, Aurora’s executive team is extremely high-caliber—the level of technical and leadership talent was clear to us from the start. From the first time Sequoia spent the day with Chris Urmson, we knew he was a special technologist and leader who was laser-focused on solving one of the hardest technical challenges of our generation. Then when he handpicked his co-founders, Sterling Anderson of Tesla and MIT and Drew Bagnell of Uber and Carnegie Mellon, industry leaders in their own right, we dubbed them the “dream team” of self-driving cars. Aurora’s culture has also remained consistent throughout its rapid growth. We see the same authenticity and humility that we respected so much in Chris reflected throughout the company.

Since the beginning, Sequoia has seen this partnership with Aurora as an opportunity to support an amazing team building innovative technology and leading the next radical transformation of transportation. Just as the first automobiles revolutionized human life more than a century ago, we recognize that autonomous vehicles will fundamentally change the lives of people around the world.

Let’s get down to brass tacks here. There are lots of companies in the autonomous vehicle space. What are the three reasons investors should bet on Aurora?

First, Aurora’s leadership team is world-class with many of the best minds in all of self-driving. Second, the Aurora Driver is a common platform that can be easily adapted for both trucking and passenger mobility. And third, the strength of Aurora’s partnerships across trucking, ride-hailing, and Tier 1 suppliers gives them a massive advantage.

You’ve been successful in coaching companies throughout their lifecycle. What advice do you have for entrepreneurs just starting out? And what does this milestone mean for Aurora?

My advice for leaders and entrepreneurs is to “be contagious.” Companies have a tendency to run at the pace of their leaders and if you don’t bring passion, enthusiasm, and energy to the table as a founder, you’re already behind. But if you’re driven and responsive and you work hard, that energy will be contagious.

In terms of Aurora, this milestone shows how far they’ve come in delivering their vision of the Aurora Driver. While this is just one milestone along the journey of the company, it will bring much more visibility to Aurora – their technology, the strength of their leadership team, and their industry experience. It’s also an opportunity for them to raise additional funding as they deliver on their goal of delivering the benefits of self-driving technology safely, quickly, and broadly.

Building great tech is only one piece of the puzzle. Companies also have to bring it to market. Can you talk about Aurora’s path to commercialization?

Aurora has a differentiated go-to-market strategy that enables rapid and efficient entry into multiple verticals. Fiercely independent, they’ve positioned themselves to work with a variety of partners, from ride-sharing companies to manufacturers to suppliers—which enables them to move more quickly than any one competitor can alone. They will start with trucking, where they have an advantage with their FirstLight Lidar, and then expand into passenger mobility and eventually, goods delivery. Their common platform, which enables them to service both markets, will be powerful. Plus, their Driver as a Service business model offers attractive unit economics and can be adopted by multiple partners in an asset-light way.

Have you seen the tech in action? What was that like?

Our team has had the opportunity to ride in a self-driving vehicle powered by the Aurora Driver! Not only was it impressive, it was also clear how much the company values safety. It’s also been really incredible to see the additional capabilities the team continues to add–like detecting small objects, accommodating emergency vehicles, and navigating construction zones.

For everyone reading this, do you have a book recommendation? What can’t you take off your nightstand?

One of my favorite books that I’ve recommended to over 50 people is Halftime by Bob Buford. It’s kind of a sports analogy for how to shift from success to significance—to stop thinking in terms of professional achievement and start focusing on the impact you want to have. I’ve had it on my nightstand for over 10 years.

Okay, final question. If you could go anywhere in a self-driving car, where would you go and why?

I look forward to the day when I can do a cross-country trip with my family in a self-driving vehicle. It would allow us to enjoy the scenery and spend more quality time having deep conversations.

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Disclosures

The information in this article is an opinion and does not purport to be a complete overview of Aurora. Past performance is not indicative of future results.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.